UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2005
CP SHIPS LIMITED
(Translation of Registrant’s Name Into English)
2 City Place, Beehive Ring Road, Gatwick, West Sussex, RH6 0PA, United Kingdom
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ☐	FORM 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES ☐	NO ☑
This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:
Form S-8 No. 333-13954

Page 1 of 3 Pages
Exhibits Index appears on Page 3

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CP SHIPS LIMITED
Date: November 21, 2005	By:	/s/ John M. Baker
		Name:	John M. Baker
		Title:	Senior Vice President, General Counsel and Secretary

EXHIBITS INDEX
The following is a list of Exhibits included as part of this Report on Form 6-K.

EXHIBIT NO.	DESCRIPTION

99.1	Designated Event Notice (1)

99.2	Designated Event Purchase Offer and Solicitation of Consents and Circular (1)

99.3	Consent and Letter of Transmittal (1)

99.4	Notice of Guaranteed Delivery (1)

99.5	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (1)

99.6	Letter to Beneficial Holders (1)

99.7	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (1)

99.8	Supplemental Letter to Holders (2)

99.9	Notice of Redemption

(1)	Incorporated by reference to the registrant’s Schedule TO (file no. 005-77959) filed on November 8, 2005.

(2)	Incorporated by reference to the registrant’s Amendment No. 1 to Schedule TO (file no. 005-77959) filed on November 14, 2005.